Exhibit 5.1

EXECUTIVE SERVICES AGREEMENT

THIS EXECUTIVE SERVICES AGREEMENT (the Agreement") is entered into this 7'" day of June.  2013 (the “Commencement Date"), between GrowLife, Inc., a Delaware corporation (the ·company"), and Robert Edmonds Hunt ("Executive").

WHEREAS, the parties desire to enter into this Agreement setting forth the terms and conditions for the Company's engagement of Executive's services;

NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements herein contained and intending to be legally bound hereby, the parties hereby agree as follows:

l. Term. Subject to the termination provisions of Section 8 below,  the  term  of  this Agreement shall be two (2) years ("Term"), commencing on  the Commencement Date and ending immediately prior to the third (3rd) anniversary of the Commencement Date (the '4Termination Date'').

2.           Engagement.

2. I Employment Services. The Company hereby engages Executive to provide management services to the Company relating to the functions of Executive Vice President of the Company and President of GrowLife Hydroponics, Inc., a wholly owned subsidiary of the Company, from the Commencement Date until June 7, 2015 (the “Term").

2.2   Duties.  During the Term Executive will have the full range of executive duties and responsibilities that are customary for the Executive Vice President position and shall be obligated to devote all of his professional and business-related time, skills, and best efforts to the business and affairs of the Company and its subsidiaries. Executive shall report to, and take direction from, the Chief Executive Officer of the Company.

3. Compensation.

3.1           Salary. Upon Executive’s employment by the Company, the Company shall pay Executive an annual salary of $75,000 (the "Base Salary''). Such Base Salary shall increase to the annual rate of $100,000 on the first day of the month following the month in which the Company’s gross monthly sales reach $840,000. The Base Salary shall be payable by the Company to Executive in accordance with the Company's standard payroll practices.

3.2           Adjustments. Participation in deferred compensation, discretionary bonus, retirement, stock incentive, and other benefit plans and in fringe benefits shall not reduce the Base Salary; provided, however, that voluntary deferrals or contributions to such plans shall reduce the current cash compensation paid to Executive but shall not reduce the Base Salary hereunder.

  4.           Bonus.   Executive shall be entitled to receive an annual cash bonus ("Bonus") as follows for the second half of FY 2013:

4.1           One hundred (50%) of the Base Salary in effect as of December  31 of FY 2013,

if GrowLife achieves one hundred and fifty percent (150%) of sales projections for such fiscal year;

4.2           Seventy Five (37.5%) of the Base Salary in effect as of December 31 of FY 2013, if Growlife achieves at least one hundred and twenty five ( 125%) but less than one hundred fifty percent ( I 50%) of sales projections for FY 2013; and

4.3 Fifty percent (25%) of the Base Salary in effect as of December 31 of FY 2013, if Growlife achieves at least one hundred (100%) of sales projections for FY 2013.

   The Bonus, if any, shall be paid to Executive upon the earlier of (1) the completion of the preparation of the Company's audited financial statements for such fiscal year and (2) April l of the Company's next fiscal year.

 Executive shall be entitled to receive an annual cash bonus ("Bonus") as follows for its FY 2014:

 4.4           One hundred (100%) of the Base Salary in effect as of December 31 of FY 2014, if Growlife achieves one hundred percent (150%) of sales projections  for such fiscal year;

 4.5           Seventy Five (75%) of the Base Salary in effect as of December 31 of FY 2014, if Growlife achieves at least one hundred and twenty five ( 125%) but less than one hundred fifty percent ( 150%) of sales projections for FY 2014; and

 4.6           Fifty percent (50%) of the Base Salary in effect as of December 31 of FY 2014, if Growlife achieves at least one hundred (100%) of sales projections for FY 2014.

   The Bonus, if any, shall be paid to Executive upon the earlier of (1) the completion of the preparation of the Company's audited financial statements for such fiscal year and (2) April 1 of the Company's next fiscal year.

5. Benefits.

5.1           Options. Executive shall participate in the Company's 2013 Stock Incentive Plan (the "Plan"), as amended, as follows:

(a)           Executive shall receive, upon approval by the Company's Board of Directors, non-qualified options under the Plan to purchase 12,000,000 shares of the Company's common stock, at a per share exercise price equal to the fair market value of one share of the Company s common stock on the date of grant, vesting in twenty-four (24) equal monthly installments on the last day of each month commencing from and after June 8, 2013, such options shall include a cashless exercise feature. Except as provided herein, the terms of the options shall be as provided in the Plan and in the Company's standard form of stock option agreement for non-qualified options including cashless exercise. In the event that the Company Board of Directors determines to accept any offers that would when executed result in a change of control transaction involving more than 50% of the issued shares of Company, then vesting of non-qualified options to Executive shall be accelerated, at the election in writing by the Executive, to the date on which the Company Board of Directors determined to accept such offer.

(b) Executive shall also be eligible for subsequent stock and option grants under the Plan during the Term as determined by the Company's Board of Directors.

5.2           Life Insurance. The Company shall apply for and obtain "term" life insurance upon the life of Executive, effective as of July 1, 2013, in an amount equal to Executive's then current Base Salary. The beneficiary of such policy shall be the person(s) designated by Executive. Executive agrees to reasonably assist and reasonably cooperate with the Company in procuring such insurance, including (without limitation) submitting to medical examinations for purposes of obtaining and/or maintaining such insurance.

5.3 Housing. During Executive's term of employment hereunder, the Company shall provide to Executive a monthly housing stipend of $1,500. In the event that the Company and Executive mutually agree to Executive's relocation to Los Angeles County, California, the Company shall pay Executive's relocation costs, up to a maximum amount of $5,000, and shall pay for reasonable temporary housing for Executive and his family for a period of three (3) months.

5.4 Vacation. During Executive's term of employment hereunder, Executive shall be entitled to three (3) weeks of paid vacation in each calendar year, accruing ratably on a weekly-basis during each calendar year. Executive shall also be entitled to all paid holidays given by the Company to its senior executives.

5.5   Other Benefits.   During  Executive's  term  of employment  hereunder,  Executive and, to the extent applicable, Executive's dependents and beneficiaries, shall be allowed to  enjoy and participate in all benefit plans and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to other executive employees of the Company and its subsidiaries. Such benefit plans and programs shall include, without limitation, medical insurance, D&O insurance, and such similar benefits, plans and programs as may be maintained by the Company.  The Company shall not, however, be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such benefit plan or program, so long as such changes are similarly applicable to executive employees generally.

6.           Business Expenses. During Executive's term of employment hereunder, Executive shall be entitled to incur and be reimbursed by the Company for all reasonable business expenses including an auto expense up to $450.00 per month. The Company agrees that it will reimburse Executive for all such expenses upon the presentation by Executive, on a monthly basis, of an itemized account of such expenditures setting forth the date, the purposes for which incurred, and the amounts thereof, together with such receipts showing payments in conformity with the Company's established policies. Reimbursement for approved expenses shall be made within a reasonable period not to exceed thirty (30) days after the approval of Executive's itemized account.

7.           Indemnity. The Company shall, to the extent permitted and required by law, indemnify and hold Executive harmless from costs, expense. or liability arising out of or relating to any acts or decisions made by Executive in the course of his engagement to the same extent the Company indemnifies and holds harmless other officers and directors of the Company in accordance with the Company's established  policies.

8.           Termination. Executive's engagement with the Company may be terminated for the reasons set forth below. To the extent Executive serves as a member of the Company's Board of Directors, at the request of the Company's Board of Directors, Executive agrees to resign from his position as a director of the Company within twenty-four (24) hours after his engagement is terminated.

8.1           Death. This Agreement shall terminate upon Executive's death ("Death"). The Company shall pay Executive's estate (i) on the date it would have been payable to Executive any unpaid Base Salary and accrued vacation, if any, earned prior to Executive's Death, and (ii) any unpaid reimbursements due Executive for expenses incurred by Executive prior to Executive's Death, upon receipt from Executive's personal representative of receipts therefor.

8.2           Disability. If, as a result of Executive's incapacity due to physical or mental illness, thereby causing Executive to have been absent from the full time performance of substantially all of his material duties with the Company for a continuous period of one hundred eighty (180) days, Executive's engagement may be terminated by the Company or by Executive for "Disability." Termination shall occur thirty (30) days after a notice of a written termination is delivered to Executive by the Company or by Executive to the Company (the "Effective Date of Termination"). On the Effective Date of Termination, the Company shall pay Executive:

(a)           any unpaid Base Salary and accrued vacation, if any, earned prior to the date of Executive's Effective Date of Termination, and

(b)           any unpaid reimbursements due Executive for expenses incurred by Executive prior to Executive's Effective Date of Termination, pursuant to Section 6.

8.3           Cause. The Company may terminate Executive's engagement hereunder for Cause. For purposes of this Agreement, “Cause” means:

(a)           an act or acts of dishonesty undertaken by Executive and intended to result in material personal gain or enrichment of Executive or others at the expense of the Company;

(b)           gross misconduct that is willful or deliberate on Executive's part and that, in either event, is materially injurious to the Company, including, but not limited to, sexual harassment, embezzlement, theft, and disclosure of Company trade secrets;

   felony; or

(c)

the conviction of Executive of a felony or plea of nolo contendere to a

(d)           the material breach of any terms and conditions of this Agreement by Executive, which breach has not been cured by Executive within thirty (30) days after written notice thereof to Executive from the Company.

In the event of termination for Cause, Executive will be entitled to such Base  Salary  and  accrued vacation, if any, earned through the date of termination which earned  amounts shall be payable  on the date of termination for Cause, but will not be entitled to any other salary, benefits, bonuses, or other compensation  after such date.

8.4           Without Cause. This Agreement may also be terminated by the Company at any time by the delivery to Executive of a written notice of termination. Upon such termination, Executive shall be entitled to receive the following (collectively, the "Severance Benefits"):

(a)           on the Effective Date of Termination, Executive will be paid such Base Salary and accrued vacation, if any, earned by Executive through the date of termination;

(b)           Executive will also be paid a termination fee equal to his then-current Base Salary for six equal monthly installments; and

(c)           Executive's options shall continue to vest in accordance with their terms, and such options shall expire on the latest termination date set forth in the applicable stock option agreements.

As a condition to receipt of the consideration described in clause (b) above, the Company and Executive shall execute a mutually acceptable general release.

8.5           By Executive.   Executive may terminate this Agreement upon thirty (30) days written notice to the Company.

(a)           In the event Executive terminates this Agreement for "Good Reason," Executive shall be entitled to receive the Severance Benefits.  As used herein. "Good Reason" shall mean:

(i)           any reduction in Executive's then-current Base Salary or any material reduction in Executive's comprehensive compensation package (other than changes, if any, required by group insurance carriers applicable  to all persons covered under such plans or changes required under applicable law), unless such reduction is in connection with concurrent and proportional reductions in the salaries of the other members of management of the Company, which reductions have been approved by the Company's Board of Directors;

(ii)           a material adverse change in Executive's responsibilities; except in connection with the termination of Executive's engagement for Cause, upon the Death of Executive, upon Executive's Disability, or upon voluntary termination by Executive;

(iii)           the assignment to Executive of duties that represent or constitute a material adverse change in Executive's position, duties, responsibilities, and status with the Company; or

(iv)           the material breach of any terms and conditions of this Agreement by the Company, which breach has not been cured by the Company within thirty (30) days after written notice thereof to the Company from Executive.

(b)           In  the  event  Executive  terminates  this  Agreement  other  than  for Disability or Good Reason, the Company shall pay Executive:

(i)           on the date it would have been payable to Executive, any unpaid Base Salary and accrued vacation, if any, earned through the date of Executive's termination; and

(ii) any unpaid reimbursements due Executive for expenses incurred by Executive through the date of Executive's termination, pursuant to Section 6.

9.           Covenants.

9.1

Confidential Information. During the term of this Agreement and thereafter, Executive sha11 not, except as may be required to perform his duties hereunder or as required by applicable law or court order, disclose to others for use, whether directly or indirectly, any Confidential Information regarding the Company. "Confidential Information" shall mean information about the Company, its subsidiaries and affiliates, and their respective clients and customers that is not available to the general public or that does not otherwise become available to the general public, and that was learned by Executive in the course of his engagement by the Company, including, without limitation, any data, formulae, methods, information, proprietary knowledge, trade secrets, and client and customer lists and all papers, resumes, records, and other documents containing such Confidential Information. Executive acknowledges that such Confidential Information is specialized, unique in nature, and of great value to the Company, and that such information gives the Company a competitive advantage. Upon the termination of his engagement, Executive will promptly deliver to the Company all documents (and all copies thereof), maintained in any format, including electronic or print, in his possession containing any

Confidential information.

9.2           Right to Company Materials.   The Executive hereby grants a right of first refusal to the Company to acquire exclusive license to or in any Intellectual Properties related to the business of the Company of the Executive conceived during the term of this agreement.  If the Company does not   wish to pursue development of said inventions within period of sixty (60) days of being noticed in writing by the, Executive then the Executive is free to pursue their development outside of the Company, so long as such development activities and resulting products are not substantially distractive or demanding of the Executive's time and energy, and/or competitive with any of the Company's current or planned initiatives or business. In the event, that the Company desires to go forward with the Executive's Intellectual Properties, the Executive further agrees to execute such documents and to perform such other actions and activities, at the expense of the Company, as may be necessary or desirable as determined by the Board of Directors thereof, (i) for the filing of patent applications and issuance of patents (both domestic and foreign) for such Intellectual Properties, and (ii) to complete exclusive licensure to the Company of such intellectual Properties and patent applications and patents. It is mutually understood and agreed that the term " Intellectual Properties " as used herein shall be construed to include all forms of intellectual property and the term "patent" as used herein shall be interpreted to include all forms of intellectual property protection, including, without limitation, patents, copyrights, international copyrights and literary property.

Executive agrees that all patents, copyrights, designs, lists, materials, books, files, reports, correspondence, records, and other documents ("Company Material") used, prepared, or made available to Executive, shall be and shall remain the property of the Company. Upon the termination of his engagement and/or the expiration of this Agreement, all Company Materials shall be returned immediately to the Company, and Executive shall not make or retain any copies thereof.

9.3           Non-solicitation. Executive understands and agrees that in the course of engagement with the Company, Executive will obtain access to and/or acquire Company trade secrets, including Confidential Information, which are solely the property of the Company. Therefore, to protect such trade secrets, Executive promises and agrees that during the term of this Agreement, and for a period of two years thereafter, he will not solicit, or assist or instruct others in soliciting, any employees of the Company or any of its present or future subsidiaries or affiliates. Executive further promises and agrees that during the term of this Agreement, and for a period of two years thereafter, he will not use Confidential Information to solicit, or assist or instruct others in soliciting, any customers or suppliers of the Company or any of its present or future subsidiaries or affiliates, to divert their engagement or business to, or with, any individual, partnership, firm, corporation, or other entity then in competition with the business of the Company or any of its subsidiaries or affiliates.

9.4           Non-disparagement. Except for statements of fact, internal Company communications relating to the performance of the Company, disclosures required under applicable law, or in connection with any legal proceedings with respect to which Executive is a party or witness, Executive will not make any disparaging remarks regarding the Company at any time during or after the termination of his engagement with the Company. Except for statements of fact, internal communications relating to the performance of Executive, and disclosures required under applicable law or in connection with any legal proceedings with respect to which the Company is a party or witness, the Company will not make any disparaging remarks regarding Executive at any time during or after the termination of his engagement with the Company.

10.           Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed Lo have been duly given when delivered or when mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith, exception that notice of a change of address shall be effective only upon actual receipt:

Company:                     GrowLife, Inc.
20301 Ventura Boulevard, Suite 126 Woodland Hills. California 91364 Attention:  CEO

Executive;                     Robert E. Hunt

11.           Amendments or Additions.    No amendment or additions to this Agreement shall be binding unless in writing and signed by all parties hereto.

12.           Section Headings. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

13.           Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

J 4.    Counterparts.  This Agreement may be executed in counterparts (including via facsimile or in PDF format), each of which shall be deemed to be an original, but both of which together will constitute one and the same instrument.

15.          Arbitration. Except as provided herein, any controversy or claim arising out of or relating in any way to this Agreement or the breach thereof: or Executive's engagement and any statutory claims including all claims of discrimination shall be subject to private and confidential arbitration in Los Angeles County, California in accordance with the laws of the State of California. The arbitration shall be conducted before a sole arbitrator (the '4 Arbitrator'.'') selected from Judicial Arbitration & Mediation Services, Inc. or its successor (“JAMS") and conducted pursuant to JAMS’ Employment Arbitration Rules (the '4 Rules"), or if JAMS is no longer providing arbitration services, such arbitrator shall be selected by the Company, and shall be conducted in accordance with the provisions of applicable law as the exclusive remedy of such dispute. The Company and Executive shall each pay one-half of the arbitration fees. Each party shall have the right to conduct discovery including depositions, requests for production of documents and such other discovery as permitted under the Rules or ordered by the arbitrator. The statute of limitations or any cause of action shall be that prescribed by law. The arbitrator shall have the authority to award any damages authorized by law for the claims presented including punitive damages and shall have the authority to award reasonable attorney's fees to the prevailing party in accordance with applicable law. The decision of the arbitrator shall be final and binding on all parties and shall be the exclusive remedy of the parties.   The award shall be in writing in accordance with the Rules, and shall be subject to judicial enforcement in accordance with California law.  Notwithstanding anything to the contrary contained in this Section 15, nothing herein shall prevent or restrict the Company or Executive from seeking provisional injunctive relief from any forum having competent jurisdiction over the parties.

16.          Miscellaneous. No provision of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by Executive and the Chief Executive Officer designated by the Company's Board of Directors. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and         performance of this Agreement shall be governed by the laws of the State of California without regard to its conflicts of law principles.

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IN W ITNESS  WHEREOF,  each  of  the  parties  hereto  has  executed  this  Executive  Services Agreement on the date first  indicated above.

GROWLIFE, INC.

By: /s/ Sterling Scott
Sterling C. Scott

Chief Executive Officer

EXECUTIVE:

/s/ Robert Hunt
Robert Edmonds Hunt